Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 22, 2025

Relating to Preliminary Prospectus Supplement dated September 22, 2025 and

Prospectus dated August 6, 2025

Registration No. 333-288252

STELLUS CAPITAL INVESTMENT CORPORATION

$50,000,000

7.25% Notes due 2030

PRICING TERM SHEET

September 22, 2025

Issuer	Stellus Capital Investment Corporation (the “Company”)

Security	7.250% Notes due 2030 (the “New Notes”)

Expected Rating*	Morningstar DBRS: BBBL/Stable

Aggregate Principal Amount Offered	$50,000,000 in aggregate principal amount of New Notes. The New Notes will be part of the same series of notes as the $75,000,000 aggregate principal amount of 7.25% Notes due 2030 previously issued on April 1, 2025 (the “Existing Notes”). Upon settlement, the New Notes will be fungible, rank equally, and treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 7.25% Notes due 2030 will be $125,000,000

Maturity	April 1, 2030

Trade Date	September 22, 2025

Settlement Date**	September 25, 2025 (T+3)

Use of Proceeds	To repay $50,000,000 of the Company’s 4.875% Notes due 2026.

Price to Public (Issue Price)	101.296% of the aggregate principal amount

Aggregate Accrued Interest	$1,752,083.33 of accrued and unpaid interest from April 1, 2025 up to, but not including, the date of delivery of the New Notes

Coupon (Interest Rate)	7.250%

Yield to Maturity	6.911%

Yield to Worst	6.875%

Spread to Benchmark Treasury	+319 basis points

Benchmark Treasury	3.625% due August 31, 2030

Benchmark Treasury Yield	3.686%

Interest Payment Dates	April 1 and October 1, beginning October 1, 2025

Offer to Repurchase upon a Change of Control Repurchase Event	If a Change of Control Repurchase Event (as defined in the Preliminary Prospectus Supplement) occurs prior to maturity, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the New Notes at a repurchase price equal to 100% of the principal amount of the New Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Optional Redemption

Prior to October 1, 2029 (six months prior to the maturity date of the New Notes) (the “Par Call Date”), the Company may redeem the New Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

• (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the New Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption; and

• 100% of the principal amount of the New Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the New Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the New Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP	858568 AC2

ISIN	US858568AC27

Underwriting Discount	1.50%

Book-Running Manager	Raymond James & Associates, Inc.

Lead Managers	Goldman Sachs & Co. LLC Keefe, Bruyette & Woods, Inc. Oppenheimer & Co. Inc.

Co-Managers	Ladenburg Thalmann & Co. Inc. Academy Securities, Inc. East West Markets, LLC TCBI Securities, Inc., doing business as Texas Capital Securities

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes on any date prior to the business day before delivery thereof will be required, by virtue of the fact that the New Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the New Notes who wish to trade the New Notes prior to their date of delivery hereunder should consult their own advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus Supplement, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus Supplement and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it from Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, email: prospectus@raymondjames.com, tel: 800-248-8863.